SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                                 (RULE 13D-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13D-1(A) AND
                  AMENDMENTS THERETO PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 1)



                             Catcher Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   903447 10 0
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                                 (CUSIP Number)

                                  Ira Tabankin
                             39526 Charlestown Pike
                             Hamilton, VA 20158-3322
                                 (540) 882-3087
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 2, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                                Page 1 of 5 Pages

                                  SCHEDULE 13D

------------------------------------------                     ------------------------------------------
CUSIP No.    903447100                                         Page      2      of      5       Pages
          ------------------------                                  -----------     -----------
------------------------------------------                     ------------------------------------------
---------- ----------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    Ira Tabankin
---------- ----------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) [ ]
                                                                                                (b) |X|

---------- ----------------------------------------------------------------------------------------------
    3      SEC USE ONLY


---------- ----------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

                    OO
---------- ----------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [ ]

---------- ----------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
---------- ----------------------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF

      SHARES                          2,232,341
                     -------- ---------------------------------------------------------------------------
   BENEFICIALLY        8     SHARED VOTING POWER

     OWNED BY                          0
                     -------- ---------------------------------------------------------------------------
       EACH            9     SOLE DISPOSITIVE POWER

     REPORTING                        2,232,341
                     -------- ---------------------------------------------------------------------------
      PERSON          10     SHARED DISPOSITIVE POWER

       WITH                           0
---------- ----------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,232,341
---------- ----------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    [ ]


---------- ----------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    17.86%
---------- ----------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

                    IN
---------- ----------------------------------------------------------------------------------------------


                                Page 2 of 5 Pages

The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

ITEM 1.    SECURITY AND ISSUER.

This Schedule 13D ("Schedule") relates to 2,232,333 shares of common stock, par value $0.001 per share (the "Common Stock" or the "Shares") and one share of Series A Preferred Stock that is convertible to 8 shares of common stock, of Catcher Holdings, Inc., a Delaware corporation (the "Issuer" or the "Corporation"). The principal executive office of the Corporation is at 39526 Charlestown Pike, Hamilton, Virginia 20158-3322. All Share amounts set forth in this Schedule reflect the 1-for-7.2 reverse split of the Issuer's Common Stock effected in May 2005.

ITEM 2.    IDENTITY AND BACKGROUND.

         (a)  Name of person filing this Schedule:     Ira Tabankin ("Reporting Person").

         (b)  Reporting Person's Address:          c/o Catcher Holdings, Inc.
                                                       39526 Charlestown Pike
                                                       Hamilton, Virginia 20158-3322

         (c)  Reporting Person's present occupation:   Secretary and Director

                                                   c/o Catcher Holdings, Inc.
                                                       39526 Charlestown Pike
                                                       Hamilton, Virginia 20158-3322

         (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4.    PURPOSE OF TRANSACTION.

Not applicable.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.


                                Page 3 of 5 Pages

(a) The Reporting Person beneficially owns 2,232,333 shares of the Issuer's Common Stock and 1 share of the Issuer's Series A Preferred Stock which is currently convertible into 8 shares of Common Stock. Based on the number of shares outstanding reported in the Issuer's most recent quarterly report on Form 10-QSB, the percentage of Common Stock beneficially owned by the Reporting Person for the purposes of this Schedule is 17.86%. This represents a material decrease in the percentage of Common Stock beneficially owned since the date of the filing of the Reporting Person's last Schedule 13D. This decrease in percentage of Common Stock beneficially owned is solely the result of an increase in the Issuer's number of shares outstanding.

(b) The Reporting Person has the sole power to vote (or to direct the vote) and sole power to dispose (or to direct the disposition) of 2,232,341 Shares.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person is a party to an Amended and Restated Registration Rights Agreement, dated as of January 31, 2006, by and among the Registrant and certain persons listed as signatories thereto filed as Exhibit No. 10.1 to the Form 8K filed with the Securities and Exchange Commission on February 8, 2006.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

None.



                                Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.



February 9, 2006                                   /s/ IRA TABANKIN
                                                   -----------------------------
                                                   Ira Tabankin, an Individual












                                Page 5 of 5 Pages